Exhibit 99.1

Caesarstone Reports Fourth Quarter and Full Year 2021 Financial Results

– Fourth Quarter Revenue up 25.0% to $171.1 Million; up 24.2% on a Constant Currency Basis –
– Fourth Quarter Net Loss attributable to controlling Interest of $2.9 Million, or $0.11 Loss Per Share; Adjusted EPS of $0.01 –
– Full Year Revenue up 32.4% to a Record $643.9 Million; up 28.1% on a Constant Currency Basis –
– Full Year Net Income Attributable to Controlling Interest of $19.0 Million, Diluted EPS of $0.51; Adjusted Diluted EPS of $0.83 –
– Full Year Adjusted EBITDA up 9.9% to $68.2 Million –
– Introduces 2022 Annual Outlook –

MP MENASHE, Israel – February 9, 2022 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its fourth quarter and full year ended December 31, 2021.

 “2021 marked a year of meaningful progress as we strive to reach our long-term growth targets in the coming years,” commented Yuval Dagim, Caesarstone’s Chief Executive Officer. “Our record fourth quarter and full year revenue reflects effective execution of our multi-faceted growth strategy and the benefits from increasing demand for our premium countertops globally. We benefitted substantially from the successful integration of our acquired businesses, multi-material strategy and our CS Connect platform.”

Mr. Dagim continued, “We are proud of our milestone revenue growth in 2021 and believe that our cash position(*), planned multi-material product innovations, recent pricing actions and demand tailwinds allow us to confidently grow our business while navigating through the current cost environment.  Caesarstone’s three strategic pillars continue to lay the foundation for financial growth as we become a global countertop leader with a long term goal of over $1 billion in revenues.”

(*)	Cash position is defined as cash and cash equivalents and short-term bank deposits and long and short-term investment in marketable securities less debt from financial institutions.

Fourth Quarter 2021 Results

Revenue in the fourth quarter of 2021 grew 25.0% to a fourth quarter record of $171.1 million compared to $136.9 million in the prior year quarter. On a constant currency basis, fourth quarter revenue was higher by 24.2% year-over-year. Sales growth was primarily driven by improved demand across the majority of our global footprint in addition to the contribution of the Omicron acquisition.

Gross margin in the fourth quarter was 23.2% compared to 28.1% in the prior year quarter. Adjusted gross margin in the fourth quarter was 23.3% compared to 28.6% in the prior year quarter. The year-over-year reduction in gross margin mainly reflects higher raw material prices, particularly polyester, and shipping price increases which were partially offset by favorable product mix and selling price increases.

Operating expenses in the fourth quarter were $36.3 million, or 21.2% of revenue, compared to $30.4 million, or 22.2% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, adjusted operating expenses were 21.9% of revenue, compared to 21.2% in the prior year quarter, mainly due to a return to normalized levels of marketing and selling expenses and investments related to initiatives under the Company’s Global Growth Acceleration Plan.

Operating income in the fourth quarter was $3.3 million compared to operating income of $8.1 million in the prior year quarter. The year-over-year difference mainly reflects higher operating expenses.

Adjusted EBITDA, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $11.5 million in the fourth quarter, representing a margin of 6.7%. This compares to adjusted EBITDA of $18.8 million, representing a margin of 13.7%, in the prior year quarter. The year-over-year decrease primarily reflects the lower operating income.

Finance expense in the fourth quarter was $7.4 million compared to finance expense of $8.6 million in the prior year quarter. The difference was primarily a result of more favorable foreign currency exchange rates.

Net loss attributable to controlling interest for the fourth quarter was $2.9 million compared to net loss of $2.4 million in the prior year quarter. Net loss per share for the fourth quarter was $0.11 compared to net loss per share of $0.07 in the prior year quarter. Adjusted diluted net income per share for the fourth quarter was $0.01 on 34.6 million shares, compared to adjusted diluted net income per share of $0.05 in the prior year quarter on 34.5 million shares.

Full Year 2021 Results

Revenue in the full year 2021 grew 32.4% year over year and reached a company record of $643.9 million compared to $486.4 million in the prior year. On a constant currency basis, 2021 revenue was higher by 28.1% year-over-year, primarily due to improved demand across the majority of our global footprint in addition to the contribution of acquisitions.

Gross margin in 2021 was 26.6% compared to 27.5% in the prior year. Adjusted gross margin in 2021 was 26.8%, compared to 27.7% in the prior year. The difference in adjusted gross margin mainly reflects higher raw material prices, particularly polyester, and shipping price increases which were partially offset by favorable product mix, selling price increases and more favorable exchange rates.

Operating expenses in 2021 were $144.1 million, or 22.4% of revenue compared to $111.4 million, or 22.9% of revenue in the prior year. Excluding legal settlements and loss contingencies, adjusted operating expenses were 21.9% of revenue, compared to 21.6% of revenue in the prior year mainly due to cost cutting efforts in the prior year to mitigate pandemic related impacts.

Operating income in 2021 improved to $27.4 million compared to $22.5 million in the prior year.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $68.2 million in 2021, representing a margin of 10.6%. This compares to adjusted EBITDA of $62.1 million, representing a margin of 12.8% in the prior year. This year-over-year margin decrease primarily reflects lower gross margin and higher operating expenses to support revenue growth.

Finance expenses in 2021 were $7.6 million compared to $10.2 million in the prior year. The difference was primarily a result of higher income from the Company’s derivatives instruments.

Net income attributable to controlling interest for the full year 2021 was $19.0 million compared to net income of $7.2 million in the prior year. Diluted net income per share for 2021 was $0.51 compared to $0.21 in the prior year. Adjusted diluted net income per share for 2021 was $0.83 compared to $0.48 in the prior year.

Balance Sheet & Liquidity

As of December 31, 2021, the Company’s balance sheet remained strong, including cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $94.2 million and total debt to financial institutions of $12.5 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the fourth quarter of 2021, based on its reported net loss attributable to controlling interest for the period.

Outlook

The Company is introducing guidance for 2022 revenue to be in the range of $710 million to $725 million, implying approximately 11% growth over 2021 at the midpoint of the range, driven by volume and price improvements in our markets. Adjusted EBITDA as a percentage of sales is expected to be similar compared to 2021, primarily attributable to higher costs in connection with raw material prices, particularly polyester, and shipping costs that are anticipated to offset higher sales and selling prices.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible by dialing 1-877-407-4018 (domestic) or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Fourth Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13726580. The replay will be available beginning at 11:30 a.m. ET on Wednesday, February 9, 2022 and will last through 11:59 p.m. ET on Wednesday, February 16, 2022.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered stone countertops, used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in diverse countertop applications, marked by inherent longevity. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as ”goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; raw material shortages and prices and effects of challenges in global shipping; the ability of the company to realign aspects of its business based on the business optimization initiatives, the strength of the home renovation and construction sectors; intense competitive pressures; the extent of the Company’s ability to meet its ESG goals and targets, including the extent of the Company’s ability to maintain a healthy and safe environment for the Company’s employees; management of GHG and silica emissions; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; the Company’s ability to effectively manage changes in its production and supply chain; the extent of the Company’s ability to build-out and expand into certain markets; the Company’s ability to effective manage its relationship with suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2021, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$74,315	$114,248
Short-term available for sale marketable securities	11,228	8,112
Trade receivables, net	82,815	84,822
Other accounts receivable and prepaid expenses	35,443	26,481
Inventories	204,725	152,073

Total current assets	408,526	385,736

LONG-TERM ASSETS:

Severance pay fund	4,090	4,007
Long-term deposits	3,832	3,837
Deferred tax assets, net	10,880	8,359
Other long-term receivables	449	1,675
Operating lease right-of-use assets	154,652	123,928
Long-term available for sale marketable securities	8,647	10,926
Property, plant and equipment, net	221,150	222,883
Goodwill and intangible assets, net	55,427	59,570

Total long-term assets	459,127	435,185

Total assets	$867,653	$820,921

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$12,523	$13,122
Trade payables	81,369	55,063
Related parties and other loans	2,276	2,221
Short term legal settlements and loss contingencies	22,592	31,039
Accrued expenses and other liabilities	64,534	55,570

Total current liabilities	183,294	157,015

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	6,240	20,706
Legal settlements and loss contingencies long-term	20,859	21,910
Deferred tax liabilities, net	4,992	6,943
Long-term lease liabilities	143,324	112,719
Accrued severance pay	5,500	5,303
Long-term warranty provision	1,280	1,274

Total long-term liabilities	182,195	168,855

REDEEMABLE NON-CONTROLLING INTEREST	7,869	7,701

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	161,929	160,083
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	(704)	1,083
Retained earnings	377,716	370,830

Total equity	494,295	487,350

Total liabilities and equity	$867,653	$820,921

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$171,057	$136,896	$643,892	$486,412
Cost of revenues	131,379	98,381	472,394	352,470

Gross profit	39,678	38,515	171,498	133,942

Operating expenses:
Research and development	1,177	1,501	4,216	3,974
Marketing and selling	22,594	17,752	85,725	62,047
General and administrative	13,746	9,779	50,845	39,081
Legal settlements and loss contingencies, net	(1,181)	1,392	3,283	6,319

Total operating expenses	36,336	30,424	144,069	111,421

Operating income	3,342	8,091	27,429	22,521
Finance expenses, net	7,425	8,613	7,590	10,199

Income (loss) before taxes	(4,083)	(522)	19,839	12,322
Taxes on income	(780)	1,459	1,950	4,700

Net income	$(3,303)	$(1,981)	$17,889	$7,622

Net loss (income) attributable to non-controlling interest	426	(404)	1,077	(404)

Net income (loss) attributable to controlling interest	$(2,877)	$(2,385)	$18,966	$7,218
Basic net income (loss) per ordinary share (*)	$(0.11)	$(0.07)	$0.51	$0.21
Diluted net income (loss) per ordinary share (*)	$(0.11)	$(0.07)	$0.51	$0.21
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,471,363	34,436,345	34,462,328	34,419,129
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,471,363	34,436,345	34,570,111	34,473,911

(*)
The numerator for the calculation of net income per share for the three and twelve months ended December 31, 2021 has been decreased by approximately $1.1 and $1.4 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2021	2020
	(Unaudited)	(Audited)
Cash flows from operating activities:

Net income	$17,889	$7,622
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,407	29,460
Share-based compensation expense	1,845	2,858
Accrued severance pay, net	121	(14)
Changes in deferred tax, net	(4,473)	(895)
Capital (gain) loss	(3)	340
Legal settlemnets and loss contingencies, net	3,283	6,319
Decrease in trade receivables	815	6,070
Decrease (increase) in other accounts receivable and prepaid expenses	(9,035)	9,318
Decrease (increase) in inventories	(54,189)	313
Increase (decrease) in trade payables	28,277	(17,938)
Increase (decrease) in warranty provision	112	(371)
Changes in right of use assets	(31,437)	(26,738)
Changes in lease liabilities	35,258	30,710
Amortization of premium and accretion of discount on marketable securities, net	412	161
Changes in Accrued interest related to Marketable Securities	42	(1)
Increase (decrease) in accrued expenses and other liabilities including related parties	(3,352)	404

Net cash provided by operating activities	20,972	47,618

Cash flows from investing activities:

Net cash paid for acquisitions	-	(28,962)
Repayment of assumed shareholders loan related to acquisition	(1,966)	-
Repayment of contingent consideration related to acquisition	(1,780)	-
Purchase of property, plant and equipment	(31,477)	(19,824)
Proceeds from sale of property, plant and equipment	9	13
Investment in marketable securities, net	(1,343)	(19,185)
Increase in long term deposits	(108)	(347)

Net cash used in investing activities	(36,665)	(68,305)

Cash flows from financing activities:

Dividend paid	(10,681)	(4,821)
Changes in short-term bank credits and long-term loans	(11,761)	(18)
Repayment of a financing leaseback related to Bar-Lev transaction	(1,320)	(1,245)

Net cash used in financing activities	(23,762)	(6,084)

Effect of exchange rate differences on cash and cash equivalents	(478)	1,647
		-
Decrease in cash and cash equivalents and short-term bank deposits	(39,933)	(25,124)
Cash and cash equivalents and short-term bank deposits at beginning of the period	114,248	139,372

Cash and cash equivalents and short-term bank deposits at end of the period	$74,315	$114,248

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(56)	(356)

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$39,678	$38,515	$171,498	$133,942
Share-based compensation expense (a)	107	63	321	416
Amortization of assets related to acquisitions	79	529	852	529
Adjusted Gross profit (Non-GAAP)	$39,864	$39,107	$172,671	$134,887

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(3,303)	$(1,981)	$17,889	$7,622
Finance expenses, net	7,425	8,613	7,590	10,199
Taxes on income	(780)	1,459	1,950	4,700
Depreciation and amortization related to acquisitions	8,916	8,300	35,407	29,460
Legal settlements and loss contingencies, net (a)	(1,181)	1,392	3,283	6,319
Contingent consideration adjustment related to acquisition	-	-	284	-
Acquisition and integration related expenses	-	444	-	921
Share-based compensation expense (b)	458	523	1,845	2,858

Adjusted EBITDA (Non-GAAP)	$11,535	$18,750	$68,248	$62,079

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(2,877)	$(2,385)	$18,966	$7,218
Legal settlements and loss contingencies, net (a)	(1,181)	1,392	3,283	6,319
Contingent consideration adjustment related to acquisition	-	-	284	-
Amortization of assets related to acquisitions, net of tax	502	446	2,391	446
M&A related expenses	-	444	-	921
Share-based compensation expense (b)	458	523	1,845	2,858
Non cash revaluation of lease liabilities (c)	3,461	3,177	2,918	3,189
Total adjustments	3,240	5,982	10,721	13,733
Less tax on non-tax adjustments (d)	200	1,955	1,054	4,488
Total adjustments after tax	3,040	4,027	9,667	9,245

Adjusted net income attributable to controlling interest (Non-GAAP)	$163	$1,642	$28,633	$16,463
Adjusted diluted EPS (e)	$0.01	$0.05	$0.83	$0.48

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Tax adjustments for the twelve months ended December 31, 2021 and 2020, based on the effective tax rates.
(e)
In calculating adjusted diluted (Non-GAAP) EPS for the three and twelve months ended December 31, 2021 and 2020, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

USA	$77,613	$53,618	$305,353	$207,496
Canada	22,263	20,325	84,467	72,492
Latin America	1,618	1,387	4,702	2,149
America's	101,494	75,330	394,522	282,137

Australia	30,730	29,953	118,714	103,587
Asia	8,011	7,122	30,390	14,566
APAC	38,741	37,075	149,104	118,153

EMEA	18,160	14,408	60,836	45,201

Israel	12,662	10,083	39,430	40,921

Total Revenues	$171,057	$136,896	$643,892	$486,412

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region - Supplemental data

	Three months ended
U.S. dollars in thousands	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019
	(Unaudited)

USA	$77,613	$79,065	$77,844	$70,831	$53,618	$52,097	$41,726	$60,055	$64,659	$64,805
Canada	22,263	22,479	21,946	17,779	20,325	19,174	14,435	18,558	20,575	21,881
Latin America	1,618	1,485	741	858	1,387	124	132	506	735	1,434
America's	101,494	103,029	100,531	89,468	75,330	71,395	56,293	79,119	85,969	88,120

Australia	30,730	29,215	31,597	27,172	29,953	27,746	23,534	22,354	26,000	28,642
Asia	8,011	7,232	7,370	7,777	7,122	2,881	1,732	2,831	3,932	3,675
APAC	38,741	36,447	38,967	34,949	37,075	30,627	25,266	25,185	29,932	32,317

EMEA	18,160	14,106	15,852	12,718	14,408	11,422	8,031	11,340	9,464	11,719

Israel	12,662	9,759	8,112	8,897	10,083	10,478	9,447	10,913	8,502	10,683

Total Revenues	$171,057	$163,341	$163,462	$146,032	$136,896	$123,922	$99,037	$126,557	$133,867	$142,839

	Year-over-year % change
	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020	9/30/2020
	(Unaudited)

USA	44.8%	51.8%	86.6%	17.9%	(17.1)%	(19.6)%
Canada	9.5%	17.2%	52.0%	(4.2)%	(1.2)%	(12.4)%
Latin America	16.7%	1097.6%	461.4%	69.6%	88.8%	(91.4)%
America's	34.7%	44.3%	78.6%	13.1%	(12.4)%	(19.0)%

Australia	2.6%	5.3%	34.3%	21.6%	15.2%	(3.1)%
Asia	12.5%	151.0%	325.5%	174.7%	81.1%	(21.6)%
APAC	4.5%	19.0%	54.2%	38.8%	23.9%	(5.2)%

EMEA	26.0%	23.5%	97.4%	12.2%	52.2%	(2.5)%

Israel	25.6%	(6.9)%	(14.1)%	(18.5)%	18.6%	(1.9)%

Total Revenues	25.0%	31.8%	65.1%	15.4%	2.3%	(13.2)%

	Year-over-year % change in constant currency (*)
	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020	9/30/2020
	(Unaudited)

USA	44.8%	51.8%	86.6%	17.9%	(17.1)%	(19.6)%
Canada	5.8%	11.0%	35.1%	(9.6)%	(2.4)%	(11.7)%
Latin America	16.7%	1097.3%	460.5%	69.8%	88.7%	(91.3)%
America's	33.7%	42.6%	74.2%	11.8%	(12.7)%	(18.8)%

Australia	2.3%	2.5%	14.6%	2.8%	7.9%	(7.1)%
Asia	13.0%	148.9%	312.8%	169.5%	80.7%	(21.2)%
APAC	4.4%	16.3%	35.1%	21.5%	17.5%	(8.7)%

EMEA	27.8%	18.2%	77.6%	3.3%	45.8%	(5.9)%

Israel	20.1%	(12.2)%	(20.5)%	(24.6)%	9.4%	(4.5)%

Total Revenues	24.2%	29.2%	55.5%	9.8%	(0.4)%	(14.4)%

(*)
Change in revenues at constant currency is calculated so that revenues can be viewed without the impact of fluctuations s in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Change in revenues adjusted for currency are calculated by translating current period activity in local currency using the comparable prior-year period’s currency conversion rate. Exchange rates used, are the representative exchange rate published by the Bank of Israel for the relevant periods.